SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 4)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JOHNSON & JOHNSON
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

478160104
(CUSIP Number of Class of Securities)

Nicholas T. Antoun
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Telephone: (732) 524-0400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Michael E. Mariani Matthew G. Jones Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Johnson & Johnson, a New Jersey corporation, with the Securities and Exchange Commission (“SEC”) on July 24, 2023, as amended by Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO, filed with the SEC on August 3, 2023, Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO, filed with the SEC on August 17, 2023 and Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO, filed with the SEC on August 21, 2023 (as so amended, the “Schedule TO”). This Amendment relates to the offer by Johnson & Johnson to exchange up to an aggregate of 1,533,830,450 shares of common stock of Kenvue Inc., a Delaware corporation (“Kenvue”), par value $0.01 per share (“Kenvue Common Stock”), for outstanding shares of common stock of Johnson & Johnson, par value $1.00 per share (“J&J Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated August 14, 2023 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Kenvue has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-273382) (as amended through the date hereof, the “Registration Statement”) to register shares of Kenvue Common Stock offered in exchange for shares of J&J Common Stock tendered in the Exchange Offer.

The information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.
Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

(a)  Material Terms.

The Exchange Offer expired at 12:00 midnight, New York City time, at the end of the day on August 18, 2023. Johnson & Johnson accepted for exchange 190,955,436 shares of J&J Common Stock in exchange for 1,533,830,450 shares of Kenvue Common Stock owned by Johnson & Johnson. Each share of J&J Common Stock accepted for exchange by Johnson & Johnson was exchanged for 8.0324 shares of Kenvue Common Stock.

Because the Exchange Offer was oversubscribed, Johnson & Johnson accepted only a portion of the shares of J&J Common Stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who owned fewer than 100 shares of J&J Common Stock, or an “odd-lot,” who validly tendered all of their shares were not subject to proration, in accordance with the terms of the Exchange Offer. All shares validly tendered by eligible “odd-lot” shareholders have been accepted. The final proration factor of 23.231832% was applied to all other validly tendered shares of J&J Common Stock to determine the number of such shares that were accepted.

Based on the final count by the exchange agent, Computershare Trust Company, N.A., the results of the Exchange Offer are as follows:

Total number of shares of J&J Common Stock validly tendered	800,449,685
Shares validly tendered that were subject to proration	793,920,159
“Odd-lot” shares validly tendered that were not subject to proration	6,529,526
Total number of shares of J&J Common Stock accepted	190,955,436

On August 23, 2023, Johnson & Johnson issued a press release announcing the final results of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(xlv) hereto and is incorporated herein by reference.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(4)(xlv)	Press Release by Johnson & Johnson, dated August 23, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 23, 2023).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON
By:	/s/ Duane Van Arsdale
	Name:	Duane Van Arsdale
	Title:	Treasurer
Dated: August 23, 2023